Exhibit 99.1

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) files

its Annual Report on Form 20-F for the year ended

December 31, 2010

Anheuser-Busch InBev’s Annual Report on Form 20-F for the year ended December 31, 2010 was filed today with the U.S. Securities and Exchange Commission (SEC).

The Form 20-F can be downloaded from the company’s website (www.ab-inbev.com) under the heading Investors / Reports and Publications / SEC Filings, or from the SEC’s website (www.sec.gov). Printed copies of the complete audited financial statements contained in the Form 20-F can be requested free of charge at PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, (AB-InbevReports@precisionir.com), +1-888-301-2501.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com